

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

June 21, 2010

<u>**Via U.S. mail and facsimile**</u>

Mr. Ian Cook
President and Chief Executive Officer
Colgate-Palmolive Company
300 Park Avenue
New York, NY  10022

> **RE:    Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2010, and**
> **amended April 6, 2010 and April 16, 2010**
> **File No. 001-00644**

Dear Mr. Cook:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief